Exhibit 99.5

Remuneration Report

This Remuneration Report provides an overview of our remuneration policy and practices, and its application to executive compensation in 2025. This report has been approved by the Remuneration Committee of the Board of Directors.

Letter from the Chairperson of the Remuneration Committee
Dear Shareholders,

On behalf of the Remuneration Committee of the Board of Directors, I am pleased to present Stellantis’ 2025 Remuneration Report. The year 2025 marked a decisive change of transition for our Company. With the departure of our CEO at the end of 2024, our Chairman, John Elkann led the Company through the first half of 2025, followed by the appointment of Antonio Filosa as our new CEO mid-year.

As always, we remain committed to transparency and clarity regarding the compensation of our directors and executives. The Board recognizes that remuneration is a complex and sensitive topic for shareholders and stakeholders. Our pay for performance philosophy continues to guide us, ensuring that executive compensation is thoughtfully aligned with long-term value creation for our shareholders and the sustained success of Stellantis.

Over the past few years, we have engaged with our shareholders in meaningful dialogue to better understand any shareholder concerns with the approach and design of our executive compensation programs. The Committee recognizes that with a 66.92 percent approval rate for our 2024 Remuneration Report, a 72.76 percent approval rate for our Remuneration Policy, and an 81.07 percent approval rate for our Equity Incentive Plan for executives, there are diverse viewpoints and opportunities to improve alignment with investors’ expectations. Feedback has been welcomed, management and the Board understand the issues that matter most to shareholders, and what we’ve learned will contribute to how practices evolve.

We appreciate your consideration in reviewing this year’s Remuneration Report and look forward to continued engagement. We hope that our shareholders vote in favor of this year’s Remuneration Report which will be submitted for an advisory vote at our AGM on April 14, 2026.

Fiona Clare Cicconi
Chair, Remuneration Committee